Egan-Jones Ratings Company (“EJR”)

Organizational Structure Chart

As of October 16th, 2026

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Egan-Jones RATINGS


Board of Directors
Designated Compliance Officer, Chief Risk Officer (2)
Internal Audit (This function is currently outsourced)
CEO
Ratings and Quality (1)
Compliance
Internal Control and Quality
Accounting
General Counsel
Information Technology
Operations
Human Resources
Sales and Marketing
Proxy
Data and Analytics
Ratings and Review Committee
Methodology and Model Development
Rating Production

(1) The Ratings Quality group reports directly to the independent members of the Board of Directors.

(2) The Designated Compliance Officer ("DCO") and Chief Risk Officer reports directly to the independent members of the Board of Directors. For certain administrative items, the DCO reports to CEO.

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